Exhibit 3(i)

Certificate of Designation for Nevada Profit Corporation

(Pursuant to NRS 78.1955)

1.  Name of corporation:

Entest BioMedical, Inc.

2.  By resolution of the Board of Directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and the relative rights of the following class or series of stock:

CERTIFICATE OF DESIGNATIONS

OF THE

SERIES B PREFERRED STOCK

(PURSUANT TO NRS 78.1955)

Section 1. Designation and Amount.

The shares of this series of preferred stock will be designated as Series B Preferred Stock (the “Series B Preferred”) which series shall consist of four million four hundred thousand shares (4,400,000) shares having a par value of $.001 per share. Series B Preferred Stock shall rank senior to the Common Stock as to dividends, distributions or as to distributions of assets upon liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary.

Section 2. Voting Rights.

(a) Voting. With respect to each matter submitted to a vote of stockholders of the Corporation, each holder of Series B Preferred Stock shall be entitled to cast one vote per share.

(b) Class Vote. Except as otherwise required by law, holders of Common Stock and  other series of Preferred issued by the Corporation shall vote as a single class on all matters submitted to the stockholders.

Section 3.  Dividends.

(a)  The holders of the then outstanding shares of Series B   Preferred Stock will be entitled to receive, when, as and if declared by the board of directors of the Corporation (the “Board”) out of funds of the Corporation legally available therefore, non-cumulative cash dividends of $0.02 per quarter per Series B Preferred Share. The cash dividends provided for in this Section 3 (a) are hereinafter referred to as “Base Dividends”.

(b)  In addition to the Base Dividends, in the event any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock , the holders of the Series B Preferred Stock as of the record date established by the Board for such dividend or distribution on the Common Stock shall be entitled to receive, as additional dividends (the “Additional Dividends”) an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends or distribution that such holder would have received had each share of the Series B Preferred Stock been one share of the Common Stock, such Additional Dividends to be payable on the same payment date as the payment date for the Common Stock.  The record date for any such Additional Dividends shall be the record date for the applicable dividend or distribution on the Common Stock, and any such Additional Dividend shall be payable to the individual, entity or group in whose name the Series B Preferred Stock is registered at the close of the business day on the applicable record date.

(c)  No dividend shall be paid or declared on any share of Common Stock, unless a dividend, payable in the same consideration and manner, is simultaneously paid or declared, as the case may be, on each share of Series B Preferred Stock in an amount determined in paragraph (b) hereof.  For purposes hereof, the term “dividend” shall include any pro rata distribution by the Corporation, out of the funds of the Corporation legally available therefore, of cash, property, securities (including, but not limited to, rights, warrants or options) or other property or assets to the holders of the Common Stock, whether or not paid out of capital, surplus or earnings.

Section 4.  Rights on Liquidation.

(a)  Liquidation Preference. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (collectively, a “Liquidation”), before any distribution or payment shall be made to any of the holders of Common Stock or any other series of preferred stock, the holders of Series B  Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to $0.10  per share of Series B Preferred Stock (the “Liquidation Amount”) plus all declared and unpaid dividends thereon, for each share of Series B  Preferred Stock held by them.

(b)  Pro Rata Distribution. If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Liquidation Amount, together with declared and unpaid dividends thereon, in full to all holders of Series B Preferred Stock, then the entire net assets of the Company shall be distributed among the holders of the Series B Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Board), or both, at the election of the Board.

3.  Effective Date (Optional)

4.  Signature (Required)

/s/David Koos

Signature of officer

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